FORM 6-K

Securities and Exchange Commission

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16

Of The

Securities Exchange Act of 1934

For the month of November 2006
Commission file number 1-12260

COCA-COLA FEMSA, S.A. de C.V.

(Translation of Registrant’s name into English)

Guillermo González Camarena No. 600

Col. Centro de Ciudad Santa Fé

Delegación Alvaro Obregón Mexico, D.F. 01210

(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F x Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ___ No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Translated Agenda of the Extraordinary and Ordinary Shareholders´ Meeting of Coca-Cola FEMSA, S.A. DE C.V. to be held on December 5, 2006

Extraordinary Shareholders Meeting

I.	To amend the by-laws of the Company to include the formation of committees, and other adjusts to comply with the provisions of the Mexican Securities Market Law (Ley del Mercado de Valores);

II.	Appointment of delegates to execute and formalize the resolutions adopted during the meeting;

III.	Minutes of the Shareholders’ Meeting.

Ordinary Shareholders Meeting

I.

Election and/or ratification of members of the board of directors and secretary and their alternates; qualification of their independence in accordance to the Mexican Securities Market Law, and resolution with respect to their remuneration.

II.	Proposal to form committees, including the Audit and Corporate Practices Committees, appointment of the chairman for such committees, and resolution with respect to their remuneration.

III.	Appointment of delegates to execute and formalize the resolutions adopted during the meeting;

IV.	Minutes of the Shareholders’ Meeting.

The meetings shall take place at the Conference Room named FEMSA, located in the Company’s headquarters at Guillermo Gonzalez Camarena No. 600, Centro de Ciudad Santa Fe, in Mexico City.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 20, 2006	COCA-COLA FEMSA, S.A. DE C.V.

	By:	/s/ HÉCTOR TREVIÑO GUTIÉRREZ
	Name:	Héctor Treviño Gutiérrez
	Title:	Chief Financial Officer